BB 3/2

10027540

ED STATES
XCHANGE COMMISSION
on, D.C. 20549

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SEC Mail Processing Section FEB 26 2010 Washington, DC 105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14609

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Lincoln Financial Securities Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Granite Place
(No. and Street)

Concord (City) **New Hampshire** (State) **03301** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith J. Ryan **260-455-6244** (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

Two Commerce Square, Suite 4000, 2001 Market Street (Address) (City) **Philadelphia, PA** (State) **19103-7096** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

1002-1134096

BK 3/9

OATH OR AFFIRMATION

I, Keith J. Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

Lincoln Financial Securities Corporation, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President and Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Supplementary report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT

DATE – DECEMBER 31, 2009

Lincoln Financial Securities Corporation and Subsidiary
(Name of Respondent)
One Granite Place

(Address of principal executive office)

Keith J. Ryan
Chief Financial Officer
Lincoln Financial Securities Corporation and Subsidiary
Two Commerce Square
Philadelphia, PA 19103

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Lincoln Financial Securities Corporation and Subsidiary

Consolidated Financial Statements and Supplemental Information

Year Ended December 31, 2009

Contents

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lincoln Financial Securities Corporation

We have audited the accompanying consolidated statement of financial condition of Lincoln Financial Securities Corporation and its subsidiary (the Company) as of December 31, 2009, and the related consolidated statement of loss, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lincoln Financial Securities Corporation and its subsidiary at December 31, 2009, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 23, 2010

1002-1134096

Lincoln Financial Securities Corporation and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents	$ 12,715,902
Cash segregated under federal and other regulations	653,000
Receivable from agents, brokers, or dealers	10,161,778
Income taxes receivable from Parent	920,935
Deferred tax asset, net	1,987,520
Other assets	379,496
Total assets	$ 26,818,631
Liabilities and stockholder's equity	
Liabilities:	
Commissions payable	$ 6,459,907
Due to affiliates	3,207,358
Other liabilities	6,165,445
Total liabilities	15,832,710
Stockholder's equity:	
Common stock, par value $1 per share; authorized 100,000 shares, issued and outstanding 50,000 shares	50,000
Additional paid-in capital	13,230,325
Accumulated deficit	(2,294,404)
Total stockholder's equity	10,985,921
Total liabilities and stockholder's equity	$ 26,818,631

See accompanying notes.

Lincoln Financial Securities Corporation and Subsidiary

Consolidated Statement of Loss

Year Ended December 31, 2009

Revenues	
Concession income	$ 90,493,355
Concession income from affiliates	10,699,171
Fees	6,844,416
Interest	60,271
Realized net gain on securities owned	44
	108,097,257
Expenses	
Commissions expense	91,460,460
General and administrative	17,998,123
Taxes, licenses, and fees	1,037,852
	110,496,435
Loss before income tax benefit	(2,399,178)
Income tax benefit	(749,374)
Net loss	$ (1,649,804)

See accompanying notes.

Lincoln Financial Securities Corporation and Subsidiary

Consolidated Statement of Changes in Stockholder's Equity

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	**Amount**			
Balance at January 1, 2009	50,000	$ 50,000	$ 13,230,325	$ (644,600)	$ 12,635,725
Net loss	–	–	–	(1,649,804)	(1,649,804)
Balance at December 31, 2009	50,000	$ 50,000	$ 13,230,325	$ (2,294,404)	$ 10,985,921

See accompanying notes.

Lincoln Financial Securities Corporation and Subsidiary

Consolidated Statement of Cash Flows

Year Ended December 31, 2009

Operating activities	
Net loss	$ (1,649,804)
Adjustments to reconcile net loss to net cash used in operating activities:	
Deferred tax benefit	(629,888)
Increase in receivables from agents, brokers, or dealers	(3,188,539)
Increase in income taxes receivable from Parent	(920,935)
Increase in cash segregated under federal and other regulations	(652,000)
Increase in other assets, excluding securities owned	(48,288)
Increase in commissions payable	1,981,565
Increase in due to affiliates	599,726
Decrease in income taxes payable to Parent	(410,300)
Increase in other liabilities	1,639,389
Net cash used in operating activities	(3,279,074)
Investing activities	
Increase in securities owned	(150,000)
Net decrease in cash and cash equivalents	(3,429,074)
Cash and cash equivalents at beginning of the year	16,144,976
Cash and cash equivalents at end of the year	$ 12,715,902
Supplemental disclosure of cash flow information	
Federal income tax payments (paid to Parent)	$ 425,975

See accompanying notes.

1. Accounting Policies

Organization and Nature of Business

Lincoln Financial Securities Corporation (the Company or LFS) is a wholly owned subsidiary of Lincoln National Corporation (Parent or LNC). Affiliates of the Company include The Lincoln National Life Insurance Company (LNL), Jefferson Pilot Variable Corporation (Jefferson Pilot), and Hampshire Funding, Inc. (Hampshire) which are also 100% owned by the Parent.

Allied Professional Advisors (APA) is a wholly owned subsidiary of the Company. APA provides investment advisory services through its investment advisory representatives and registered representatives of LFSC.

Incorporated in 1969, the Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company has nonexclusive selling agreements with a number of mutual fund distributors, variable annuity companies, limited partnerships, and fee-based advisory services. The Company also offers brokerage services for stock and bond transactions. The Company's principal markets for these investment vehicles are U.S.-based investors.

The Company carries no margin accounts, promptly submits customer funds, and delivers securities received in connection with its activities to its clearing firms. The Company does not owe money or securities to customers. In some instances, there is a holding period between when customer funds are received and delivered to a clearing firm. In such an instance, the Company calculates the reserve required under Rule 15c3-3; however, this does not preclude the Company from claiming the (k)(2)(ii) exemption from this rule, as it is an introducing broker-dealer that clears all transactions on a fully disclosed basis through its clearing firms.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's operating results or financial position being significantly different from those that would have been obtained if the Company were autonomous.

1. Accounting Policies (continued)

Principles of Consolidation

The consolidated financial statements include the accounts of Lincoln Financial Securities Corporation and its subsidiary. All material intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company includes with cash and cash equivalents its holdings of highly liquid investments, which mature within three months of the date of purchase.

In September 2006, the Financial Accounting Standards Board (FASB) updated the Fair Value Measurements and Disclosures Topic of the FASB ASC in order to establish a framework for measuring fair value under current accounting guidance that requires or permits fair value measurement, as well as to enhance disclosures about fair value measurements used by an entity. The updated guidance does not require any new fair value measurements; rather, it applies to other accounting pronouncements that require or permit fair value measurements. We adopted the updates to the Fair Value Measurements and Disclosures Topic of the FASB ASC effective January 1, 2008, which did not have a material impact on the consolidated financial statements.

Recognition of Revenue and Expense

Concession income and interest revenue are recorded as earned, and selling expenses are recorded as incurred. Fee revenue principally includes registered representative fees, additional dealer reallowances, and fees for general security trades.

1. Accounting Policies (continued)

Income Taxes

The Company files consolidated federal income tax returns with LNC. Pursuant to an intercompany tax-sharing agreement with LNC, the Company provides for income taxes on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from LNC. The tax-sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses, and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

2. Cash Segregated Under Federal and Other Regulations

Cash of $653,000 has been segregated in a restricted bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

3. Receivables From Agents, Brokers, or Dealers and Commissions Payable

Amounts receivable from agents, brokers, or dealers and commissions payable at December 31, 2009, consist of the following:

	Receivable	Payable
Concession receivable and commissions payable	$ 6,898,588	$ 6,459,907
Loans receivable, net of $(850,384) accumulated amortization	2,698,776	–
Other	564,414	–
	$ 10,161,778	$ 6,459,907

The Company clears customer transactions through a clearing organization and unaffiliated broker-dealers on a fully disclosed basis. Concession receivable includes amounts due from the clearing organization and unaffiliated broker-dealers for customer transactions. Commissions payable includes amounts payable to registered representatives for customer transactions.

3. Receivables From Agents, Brokers, or Dealers and Commissions Payable (continued)

Loans receivable include amounts due from registered representatives, net of amortization expense, which is calculated using the straight-line method over the life of the individual loan, as principal and interest may be forgiven if certain production levels are met by the representative. The Company provides transition assistance loans to its registered representatives as part of its recruitment program. Loans are contingent on production levels and may have maturity dates ranging from two to seven years.

4. Employee Benefit and Compensation Plans

Individuals who provide services to the Company are employees of the Parent or its affiliates. The Parent sponsors various contributory defined contribution plans, non-qualified, unfunded deferred compensation plans, incentive plans, and a voluntary employees' beneficiary association (VEBA) trust that provides postretirement medical, dental, and life insurance benefits. Eligibility and the amount of required contribution for these benefits varies based upon a variety of factors including years of service and year of retirement.

Many of the Company's employees are participants in the qualified funded defined benefit pension plans maintained by the Parent. The Parent also maintains non-qualified, unfunded defined benefit pension plans for certain employees and certain former employees of Jefferson Pilot. All of the Parent's defined benefit pension plans were "frozen" as of December 31, 2007, or earlier. For the frozen plans, there are no new participants and no future accruals of benefits from the date of the freeze. Interest credits continue until the employee's benefit is paid.

The Company's registered representatives may be eligible to participate in a deferred compensation plan. The deferred compensation plan is a voluntary, nonqualified plan, allowing registered representatives to defer up to 100% of their securities commissions. Representatives may select from a menu of "phantom" investment options. The Parent is the plan sponsor.

During the year ended December 31, 2009, the Company was allocated $3.1 million by the Parent in connection with employee benefit and compensation plans discussed above. The allocated expense associated with these plans is included in the general and administrative expenses in the consolidated statement of loss.

5. Contingencies

LFS is a defendant in certain arbitrations and litigation that include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. These cases allege a number of causes of action, including (1) allegations by plaintiffs of misrepresentation by agents regarding the sale of securities products, (2) allegations by plaintiffs that they purchased securities that were unsuitable for their needs, (3) allegations by plaintiffs of fraudulent misrepresentation associated with account balances, (4) allegations that a broker affiliated with LFS provided inappropriate investment advice and mismanagement of funds, and (5) allegations by plaintiffs of misappropriation of funds.

The ultimate outcome of these matters cannot presently be determined. The amount of liability reserved for at December 31, 2009, is approximately $4.65 million which is included in the consolidated financial statements. In 2008, this liability was $3.35 million. LFS intends to vigorously defend these lawsuits.

6. Guarantees

The Guarantees Topic of the FASB ASC requires the Company to disclose information regarding its indemnification agreement with its clearing brokers.

The Company has agreed to indemnify the clearing brokers for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2009, the total amount of customer balances subject to such indemnification was approximately $10.4 million. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under this arrangement and has not recorded any contingent liability in the consolidated financial statements for this indemnification.

7. Income Taxes

Income tax benefit consists of the following:

	Year Ended December 31, 2009
Federal	$ (886,603)
State	137,229
	$ (749,374)

Income tax benefit differs from the federal tax rate of 35% primarily as a result of state income taxes. Income tax benefit includes a deferred income tax benefit of $629,888. Current federal income taxes receivable was $808,650 at December 31, 2009. The Company had a net deferred tax asset of $1,987,520 at December 31, 2009, which consisted of $(3,567) associated with limited partnership investments and $154,895 and $1,836,192 related to amortization expense and loss contingencies, respectively.

8. Net Capital Requirement

As a registered broker-dealer in securities, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $2,753,908, which was $1,700,410 in excess of its required net capital of $1,053,498. The Company's ratio of aggregate indebtedness to net capital was 5.74 to 1. Aggregate indebtedness, used to compute the Company's net capital, includes reclassifications prescribed by Rule 15c3-1.

9. Transactions With Affiliates (Related-Party Transactions)

As a registered broker-dealer in securities, the Company buys and sells shares of regulated investment companies for participants in Hampshire's insurance funding programs.

Service charges are allocated to the Company by certain affiliates for corporate and administrative services provided, as described in the Master Services Agreement. The service charges include, but are not limited to, information technology, human resource administration, legal services, and compliance. These service charge allocations, which amounted to $5.0 million for the year ended December 31, 2009, are reported in general and administrative expenses on the consolidated statement of income.

Due to affiliates represents net receivables and payables, primarily related to general and administrative expenses.

10. Subsequent Events

On February 22, 2010, the Company was approved for a capital contribution from the Parent to the Company in the amount of $7.5 million which will be deposited on or around February 26, 2010. This capital infusion will positively impact the Company's ability to meet its net capital requirements. We have evaluated subsequent events through February 23, 2010, the date at which our financial statements were available to be issued, and determined that there were no additional matters required to be disclosed.

Supplemental Information

Lincoln Financial Securities Corporation and Subsidiary

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2009

Computation of net capital	
Total stockholder's equity	$ 10,985,921
Non-allowable assets:	
Accounts receivable	3,834,213
Deferred tax asset	2,796,171
Deposits held by clearing firms	20,000
Other assets	7,439
Total non-allowable assets	6,657,823
Other deductions and/or charges	1,175,000
Net capital before haircuts on securities positions	3,153,098
Haircuts on other securities	399,190
Net capital	$ 2,753,908
Total aggregate indebtedness	$ 15,802,481
Computation of basic net capital requirement:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 1,053,498
Minimum dollar net capital requirement	$ 250,000
Net capital requirement (greater of above amounts)	$ 1,053,498
Excess net capital	$ 1,700,410
Excess net capital at 1,000%	$ 1,173,661
Ratio of aggregate indebtedness to net capital	5.74 to 1

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2009, Part IIA FOCUS filing.

Lincoln Financial Securities Corporation and Subsidiary

Statement Regarding Rule 15c3-3

December 31, 2009

Lincoln Financial Securities Corporation
Verification of 15c3-3 Reserve Bank Account Computation
December 31, 2009

Amounts held on deposit in reserve account at week-end	
Cash	$ 653,000
Qualified securities	–
Total on deposit	$ 653,000

	Debits	**Credits**
Computation of minimum reserve requirement		
Free credits and other credit balances mutual fund breakpoint refund reserve (241182)	$ –	$ –
Monies borrowed collateralized by customers' customer checks held in vault and field	–	44,169
Customers' securities failed to receive customer stock certificates held in vault	–	–
Totals	$ –	$ 44,169
Excess of total credits over total debits	$ –	$ 44,169
If monthly calculation – 105% of excess credits	$ –	$ 46,377
Reserve in excess of minimum requirement	**$ –**	**$ 606,623**

Supplementary Report

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Lincoln Financial Securities Corporation

In planning and performing our audit of the consolidated financial statements of Lincoln Financial Securities Corporation and subsidiary (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered their internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulation Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 23, 2010

CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Lincoln Financial Securities Corporation and Subsidiary
Year Ended December 31, 2009
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

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